Exhibit 99.1

NEWS RELEASE

Endeavour Silver Options Lomas Bayas Silver-Gold Property in Chile;
Third Quarter Earnings Report to be Released on Wednesday November 2nd
Teleconference on Thursday November 3rd

Vancouver, Canada – October 19, 2011 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) announces that it has acquired an option to purchase the Lomas Bayas silver-gold property in the Copiapo region of northern Chile.

This marks the second prospective silver-gold property Endeavour has acquired in the Copiapo region, following the acquisition of the La Presidenta property one month ago.  Both properties have histories of small scale silver mining and both appear to be prospective for the discovery of bulk tonnage, low grade epithermal silver-gold mineralization in a volcanic caldera setting.

Like La Presidenta, Lomas Bayas (407 hectares) is located approximately 55 kilometers (km) southeast of the city of Copiapo in gentle terrain at an elevation of 2000 meters (m) above sea level, and is readily accessible from Copiapo about a one hour drive on paved and gravel roads.  The property also enjoys excellent infrastructure, being located within 10 km of the Copiapo River and the state power grid.

Silver and gold were mined historically by underground methods from several shafts up to 330 m deep.  More than 30 sub-parallel veins, typically less than 1 m thick, occur over a 300 m wide zone that can be traced for up 1500 m.  Historic mine grades were reported to be in the ranges of 50 to 1000 grams per tonne (gpt) silver and 1 to 20 gpt gold.  Chip samples of vein wall-rocks collected by Endeavour personnel returned assays ranging from 1 to 351 gpt silver and 0.08 to 31.7 gpt gold.

The main targets for exploration are the thicker but lower grade zones of wall-rock breccias, sheeted vein-lets and stock-works left behind by the old miners.  These zones are up to 80 m thick and 300 m long.  Because ownership was fragmented for many years, no modern exploration work or drilling has ever been carried out at Lomas Bayas.

Silver-gold mineralization in the oxide zone down to a depth of more than 100 m is associated with iron oxides, calcite and quartz.  Bottle roll cyanide leach testing of oxide samples averaged a 95% recovery for silver and 99% recovery for gold, indicating that the oxide mineralization should be heap leachable.  In the sulfide zone below 100 m depth, silver and gold are reported to occur in native form and with sulfides such as argentite, stephanite, stromeyerite, sphalerite, galena and pyrite.

Endeavour can acquire a 100% interest in Lomas Bayas for cash payments totaling US$2,500,000 over a eighteen month period followed by a final cash payment ranging from US$10 to $15 per ounce of gold equivalent reserves and resources (with silver as the only equivalent) as estimated in an independent NI 43-101 report on the property within 24 months of signing the agreement.

A Phase 1, 50 hole, 10,000 meter reverse circulation drill program is now underway to test the thicker but lower grade zones of wall-rock breccias, sheeted vein-lets and stock-works along strike and down dip within the historic mineralized areas at Lomas Bayas.

Barry Devlin, Vice President Exploration for Endeavour, commented: “Lomas Bayas represents not only an exciting early-stage opportunity, it is a bulk tonnage, low grade silver-gold prospect that gives Endeavour more critical mass as we build our exploration property portfolio in Chile.  We think the silver mining potential of northern Chile is significantly under-explored and we are actively pursuing the acquisition of other interesting bulk tonnage silver prospects at this time.”

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed the historic technical information for this news release and supervised the site visit and rock sampling of the La Presidenta property.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were shipped to ALS Minerals Labs, where they are dried, crushed, split and 30 gram pulp samples are prepared for analysis.  Gold is determined by fire assay preparation with an atomic absorption (AA) finish, silver by four acid digestion followed by AA and other elements are determined by either AA or Induced Coupled Plasma (ICP) analysis.

In addition, the Company will release its Third Quarter 2011 financial results on Wednesday November 2nd, 2011 after the close of the market.

A conference call to discuss the results will be held at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Thursday November 3rd, 2011. To participate in the conference call, please dial the following:

•	800-319-4610 Canada and USA (Toll-free)

•	604-638-5340 Vancouver

•	604-638-5340 Outside of Canada & USA

•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by the # sign.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.